FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

On November 20, 2013, the Registrant filed an immediate release with the Israeli Securities Authority pertaining to the resignation of Dori Manor as a director of the Registrant. Attached hereto is an English translation of the letter of resignation received by the Registrant from Mr. Manor in connection with his resignation which letter relates to his resignation from IDB Development Corporation Ltd and its subsidiaries including the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  November 21, 2013

To	Date: November 20, 2013
Elron Electronic Industries Ltd
Hand delivered

Dear Sir/Madam,

Re: Termination of my position and my resignation as a director of the Board of IDB
Development Corporation Ltd and its subsidiaries

For over a decade I have served as a member of the board of directors of IDB Development Corporation Ltd (“IDB Development”) and its affiliated companies (Discount Investment Corporation Ltd and Elron Electronic Industries Ltd. (“the Subsidiaries”),

During this period I took part in the amazing, challenging and successful achievements of IDB Development and the Subsidiaries (“Group”) in their various fields of operations, which put them in the top tier of successful business companies in Israel. The Group even had to contend with the global economic crisis in 2008 and managed to pass through it successfully.

Unfortunately, due to a series of internal, external and unforeseeable circumstances which reached a peak in 2012, IDB Development began to experience serious cash flow and business problems. As a member of the Board of Directors, I felt that it was my duty to continue to serve and contribute what I could as well as my experience to IDB Development during those difficult times.

Over the past year, I have felt that my contribution as a member of the Board of Directors has dwindled, due to the fact that IDB Development considerably downsized its business activity and certainly was not involved in business development, and concentrated on its creditors and putting into place alternatives for a debt arrangement with them. This activity only increased after the District Court appointed a supervisor for IDB Development and an expert for settling IDB Development’s debt and after the Controller  for the Insurance Capital and Savings Market in the Ministry of Finance transferred the control in Clal Insurance Company Ltd to its own supervisor who has practical control over it.

At this time it seems to me that the process that IDB Development has undergone this past year has reached its final straits, as recently the various proposals for settling IDB Development's debt have been submitted and are to be voted on by its creditors. According to each of the proposals that were submitted, the companies with whom I am affiliated will no longer be part of the nucleus of control in IDB Development which will be transferred to others. For all these reasons, and under the totality of the circumstances, I do not see any reason for my continued service as a member of the Board of Directors of IDB Development.

Therefore, please be advised that I am resigning from all positions in the companies and revoking all the signatory rights, if any and in general by my membership of the Board of Directors of the companies: IDB Development, Discount Investment Corporation Ltd and Elron Electronic Industries Ltd.

I would like to thank the other members of the Board with whom I served over these past years and to the management of IDB Development and the subsidiaries and wish them all much success in the their future endeavors.

Respectfully, Dori Manor